U.S. SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549

     FORM 12B-25

     NOTIFICATION OF LATE FILING
FORM 10Q

For the period ending January 31, 2003.

Part I - REGISTRANT INFORMATION

Full Name of Registrant:      R&R Ranching, Inc.

Address of Principal          1065 West 1150 South
Executive Office:             Provo, UT 84601

Part II - RULES 12b-25 (b) and ( c )

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b) [Section 23,047],the following should be completed.

[x]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[x]   (b) (i) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     PART III - NARATIVE

     The Company's audited financial statements for the year ended January 31, 2003,will not be available until approximately March
18, 2003.

     PART IV - OTHER INFORMATION

     (1) Name and address of person to contact in regard to this notification:
          Branden T. Burningham, Esq.
          455 East 500 South, Ste. 205
          Salt Lake City, UT 84111
          Telephone: (801) 363- 7411

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion therof?

NO

R&R Ranching, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

1/31/03 Fred L. Hall (President and Director)